SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

INARI MEDICAL, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45332Y109

(CUSIP number)

M.O.J.M. Perret

Cooperatieve Gilde Healthcare IV U.A.

Newtonlaan 91

3584 BP Utrecht

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP NO. 45332Y109	Page 1 of 11 Pages

1	NAMES OF REPORTING PERSON Cooperatieve Gilde Healthcare IV U.A. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,246,515 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,246,515 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,246,515 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management BV is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management BV is fully owned by Gilde Healthcare Holding BV. The managing partners of Gilde Healthcare Holding BV are Edwin de Graaf, Marc Olivier Perret and Martemanshurk BV (of which Pieter van der Meer is the owner and manager). Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

Based on 48,710,821 shares of common stock outstanding of Inari Medical, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 12, 2020.

13D

CUSIP NO. 45332Y109	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare IV Management BV I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,246,515 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,246,515 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,246,515 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management BV is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management BV is fully owned by Gilde Healthcare Holding BV. The managing partners of Gilde Healthcare Holding BV are Edwin de Graaf, Marc Olivier Perret and Martemanshurk BV (of which Pieter van der Meer is the owner and manager). Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

Based on 48,710,821 shares of common stock outstanding of Inari Medical, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 12, 2020.

13D

CUSIP NO. 45332Y109	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSON Gilde Healthcare Holding BV I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,246,515 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,246,515 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,246,515 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management BV is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management BV is fully owned by Gilde Healthcare Holding BV. The managing partners of Gilde Healthcare Holding BV are Edwin de Graaf, Marc Olivier Perret and Martemanshurk BV (of which Pieter van der Meer is the owner and manager). Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

Based on 48,710,821 shares of common stock outstanding of Inari Medical, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 12, 2020.

13D

CUSIP NO. 45332Y109	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSON Marc Olivier Perret
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,246,515 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,246,515 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,246,515 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (2)
14	TYPE OF REPORTING PERSON* IN

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management BV is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management BV is fully owned by Gilde Healthcare Holding BV. The managing partners of Gilde Healthcare Holding BV are Edwin de Graaf, Marc Olivier Perret and Martemanshurk BV (of which Pieter van der Meer is the owner and manager). Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

Based on 48,710,821 shares of common stock outstanding of Inari Medical, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 12, 2020.

13D

CUSIP NO. 45332Y109	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSON Edwin de Graaf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,246,515 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,246,515 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,246,515 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (2)
14	TYPE OF REPORTING PERSON* IN

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management BV is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management BV is fully owned by Gilde Healthcare Holding BV. The managing partners of Gilde Healthcare Holding BV are Edwin de Graaf, Marc Olivier Perret and Martemanshurk BV (of which Pieter van der Meer is the owner and manager). Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

Based on 48,710,821 shares of common stock outstanding of Inari Medical, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 12, 2020.

13D

CUSIP NO. 45332Y109	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSON Martemanshurk BV (100% owned by Pieter van der Meer)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,246,515 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,246,515 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,246,515 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (2)
14	TYPE OF REPORTING PERSON* OO

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management BV is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management BV is fully owned by Gilde Healthcare Holding BV. The managing partners of Gilde Healthcare Holding BV are Edwin de Graaf, Marc Olivier Perret and Martemanshurk BV (of which Pieter van der Meer is the owner and manager). Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

Based on 48,710,821 shares of common stock outstanding of Inari Medical, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 12, 2020.

13D

CUSIP NO. 45332Y109	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSON Geoff Pardo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,246,515 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,246,515 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,246,515 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.8% (2)
14	TYPE OF REPORTING PERSON* IN

(1)

All shares are held of record by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Gilde Healthcare IV Management BV is the manager of Gilde Healthcare and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare IV Management BV is fully owned by Gilde Healthcare Holding BV. The managing partners of Gilde Healthcare Holding BV are Edwin de Graaf, Marc Olivier Perret and Martemanshurk BV (of which Pieter van der Meer is the owner and manager). Geoff Pardo is a director of the Issuer and is a partner of Gilde Healthcare and may be deemed to share voting and dispositive power over the shares held by Gilde Healthcare.

(2)

Based on 48,710,821 shares of common stock outstanding of Inari Medical, Inc. (the “Issuer”), as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 12, 2020.

13D

CUSIP NO. 45332Y109	Page 8 of 11 Pages

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the initial Statement on Schedule 13D filed on June 5, 2020, as amended by Amendment No. 1 to Schedule 13D filed on December 4, 2020 (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.001 per share (“Common Stock”), of Inari Medical, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 2 reflects, among other things, the recent sales of shares of Common Stock by Cooperatieve Gilde Healthcare IV U.A. (“Gilde Healthcare”). Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

There are no changes to the Item 1 information previously filed.

Item 2. Identity and Background.

There are no changes to the Item 2 information previously filed.

Item 3. Source and Amount of Funds or Other Consideration.

There are no changes to the Item 3 information previously filed.

13D

CUSIP No. 45332Y109	Page 9 of 11 Pages

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between December 7, 2020 and December 22, 2020, Gilde Healthcare sold an aggregate of 1,157,493 shares of Common Stock of the Company in open market transactions as set forth on Annex A to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety below:

(a) According to the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 12, 2020, there were 48,710,821 shares of Common Stock outstanding as of November 6, 2020.

Gilde Healthcare is the record holder of an aggregate of 6,246,515 shares of Common Stock, which represents beneficial ownership of approximately 12.8% of the outstanding shares of Common Stock on November 6, 2020.

GHCIVM, as the manager of Gilde Healthcare, has the power to vote and dispose of securities held by Gilde Healthcare and may be deemed to beneficially own the securities held of record by Gilde Healthcare.

Pardo is a partner of Gilde Healthcare. Pardo shares the decision-making power (and has no power to decide on his own) of GHCIVM with respect to the voting and disposition of the securities of the Issuer beneficially owned by GHCIVM. As a result, Pardo may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the securities of the Issuer held of record by Gilde Healthcare. Mr. Pardo disclaims beneficial ownership of such securities for all other purposes.

As a result, each of the Reporting Persons may beneficially own an aggregate of 6,246,515 shares of Common Stock, or approximately 12.8% of the outstanding Common Stock.

(b) Each Reporting Person has shared power to vote and dispose of 6,246,515 shares of Common Stock.

(c) Except as reported on Annex A, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Only Gilde Healthcare has the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by Gilde Healthcare.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Except as referenced herein, there are no changes to the Item 6 information previously filed.

13D

CUSIP No. 45332Y109	Page 10 of 11 Pages

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated December 22, 2020, by and among the Reporting Persons (filed herewith).

99.2	Second Amended and Restated Investors’ Rights Agreement, dated March 29, 2018, by and among the Issuer and certain of its stockholders (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on February 21, 2020 (SEC File No. 333-236568) and incorporated herein by reference).

99.3	Form of Lock-Up Agreement for certain directors, officers and other stockholders of the Issuer (included as Exhibit A to the form of Underwriting Agreement filed as Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on May 18, 2020 (SEC File No. 333-236568) and incorporated herein by reference).

99.4	Form of Indemnification Agreement by and between the Issuer and its directors and officers (filed as Exhibit 10.1 to the Issuer’s Registration Statement on Form S-1 as filed with the Commission on May 5, 2020 (SEC File No. 333-236568) and incorporated herein by reference).

13D

CUSIP No. 45332Y109	Page 11 of 11 Pages

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: December 22, 2020	COOPERATIEVE GILDE HEALTHCARE IV U.A.

	By:	GILDE HEALTHCARE IV MANAGEMENT BV
	Its:	Manager

	By:	/s/ M.O.J.M. Perret
	Name:	M.O.J.M. Perret
	Title:	Managing Director

GILDE HEALTHCARE IV MANAGEMENT BV
	By:	/s/ M.O.J.M. Perret
	Name:	M.O.J.M. Perret
	Title:	Managing Director

GILDE HEALTHCARE HOLDING BV
	By:	/s/ M.O.J.M. Perret
	Name:	M.O.J.M. Perret
	Title:	Managing Director

/s/ Marc Olivier Perret
Marc Olivier Perret

/s/ Edwin de Graaf
Edwin de Graaf

MARTEMANSHURK BV
	By:	/s/ Pieter van der Meer
	Name:	Pieter van der Meer
	Title:	Managing Partner

/s/ Geoff Pardo
Geoff Pardo

Annex A

60 Day Trading History

The following transactions were effected by Cooperatieve Gilde Healthcare IV U.A. in Common Stock during the past 60 days:

Trade Date	Amount Sold	Weighted Average Price Per Share
11/27/2020	78,640	$68.5025
11/30/2020	199,216	$67.5457
12/01/2020	164,688	$67.4828
12/02/2020	57,456	$64.8649
12/02/2020	21,569	$65.0387
12/03/2020	1,620	$65.0279
12/04/2020	14,482	$65.0112
12/07/2020	70,939	$65.0984
12/08/2020	28,677	$65.3514
12/09/2020	155,224	$66.5634
12/10/2020	136,043	$68.0544
12/11/2020	71,446	$66.6562
12/18/2020	216,192	$71.3545
12/21/2020	194,950	$73.1304
12/22/2020	195,164	$77.6359
12/22/2020	88,858	$77.4023

All transactions were made in the open market.

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Dated: December 22, 2020	COOPERATIEVE GILDE HEALTHCARE IV U.A.

By: GILDE HEALTHCARE IV MANAGEMENT BV
Its: Manager

	By:	/s/ M.O.J.M. Perret
	Name:	M.O.J.M. Perret
	Title:	Managing Director

GILDE HEALTHCARE IV MANAGEMENT BV

	By:	/s/ M.O.J.M. Perret
	Name:	M.O.J.M. Perret
	Title:	Managing Director

GILDE HEALTHCARE HOLDING BV

	By:	/s/ M.O.J.M. Perret
	Name:	M.O.J.M. Perret
	Title:	Managing Director

/s/ Marc Olivier Perret
Marc Olivier Perret

/s/ Edwin de Graaf
Edwin de Graaf

MARTEMANSHURK BV

By:	/s/ Pieter van der Meer
Name:	Pieter van der Meer
Title:	Managing Partner

/s/ Geoff Pardo
Geoff Pardo